FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month January, 2009

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-            .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Intimation regarding a Meeting of the Board of Directors of the Company scheduled to be held on January 28, 2009 to consider and take on record Unaudited Financial Results (Provisional) (Indian GAAP) for the quarter ended December 31, 2008.

2.	Press release dated January 19, 2009 captioned “Mr Sanjay Baweja joins as the CFO of Tata Communications”

3.	Press release dated January 19, 2009 captioned “Press release-Neotel announces Tata Communications’ increase in shareholding”

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 14, 2008. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/s/ Narasimhan Srinath
	Name:	Narasimhan Srinath
January 20, 2009	Title:	Managing Director and CEO

Exhibit 1

HQ/CS/CL.24B/13334

19 January 2009

Sir,

Sub:	Board Meeting for Unaudited Financial Results (Provisional) for the period ended 31 December 2008.

In accordance with the Clause 41 of the Listing Agreement with Indian Stock Exchanges, it is hereby informed that a Meeting of the Board of Directors of the Company is scheduled to be held on 28 January 2009 to consider and take on record Unaudited Financial Results (Provisional) for the period ended 31 December 2008.

Thanking you,

Yours faithfully,
For Tata Communications Limited

Rishabh Aditya
Dy. Company Secretary & VP

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No. (22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos.: 2497 29 93.

4)	The Bank of New York. Fax No. 2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax: 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements.

Tata Communications Limited

LVSB Kashinath Dhuru Marg Prabhadevi Mumbai 400 028

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com

Exhibit 2

HQ/CS/CL.24B/13321

19 January 2009

Sir,

Sub: Mr. Sanjay Baweja joins as the CFO of Tata Communications.

This is to inform that Mr. Sanjay Baweja has joined as the Chief Financial Officer of Tata Communications Limited on 19 January 2009.

Prior to joining Tata Communications Mr. Sanjay Baweja was with Emaar MGF Land Limited as Executive President – Corporate Affairs and Chief Risk Officer. He has also worked in several roles across Bharti Airtel, Xerox Modicorp, Digital Equipments and Ballarpur Industries.

Thanking you,

Yours faithfully, For Tata Communications Limited

Rishabh Aditya Deputy Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No. (22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos.: 2497 29 93.

4)	The Bank of New York. Fax No. 2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax: 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements.

Tata Communications Limited

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com

Exhibit 3

HQ/CS/CL.24B/13331

19 January 2009

Sir,

Sub: Press Release - Neotel announces Tata Communications’ increase in shareholding.

Please find sent herewith a copy of the press release issued by Neotel on the captioned subject. Copy being sent since this release of Neotel is also concerning Tata Communications Limited.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Rishabh Aditya

Deputy Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No. (22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos.: 2497 29 93.

4)	The Bank of New York. Fax No. 2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax: 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements.

Tata Communications Limited

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com

PRESS RELEASE

NEOTEL ANNOUNCES TATA COMMUNICATIONS’ INCREASE IN SHAREHOLDING

JOHANNESBURG, South Africa, January 19, 2009: Neotel has announced Tata Communications, currently a shareholder in the first converged communications network operator in South Africa, has acquired the 30% stake previously held by Eskom and Transnet. This has resulted in Tata Communications in association with Tata Africa Holdings becoming a controlling shareholder in Neotel.

“This reaffirms Tata Communications commitment to its expansion and investment plans in the emerging regions of Asia, Africa and the Middle East. We will support Neotel’s efforts to provide global quality telecom services in South Africa,” said Mr N Srinath, Managing Director & CEO of Tata Communications Limited.

“With the current economic climate in South Africa, it is very encouraging to us that a global telecommunications giant continues to invest in South Africa and Neotel in particular” says Ajay Pandey, MD and CEO of Neotel.” I firmly believe that such transactions reinforce international investors’ confidence in the country and more specifically in the South African telecommunications market. Neotel’s entry into the market and recent success is a clear indication of the growth potential in the industry”

“This transaction further allows Neotel to leverage on Tata Communications’ proven and vast global network of tried and tested technologies in countries such as India with similar telecoms landscape to South Africa” he says. Pandey believes the consolidation in Neotel’s shareholding will go a long way in strengthening the company’s position as a stable player in the local market. “It allows us to continue bringing global best practice to the South African market to position our country more effectively in the international economic context,” he concludes.

About Neotel:

Neotel is South Africa’s first converged communications network operator. It provides a range of value-added voice and data services for businesses, wholesale network operators and providers and consumers using its pure-IP Next Generation Network, powered by Neotel’s high-performance fibre optic backbone. Neotel connects the major centres in South Africa to each other and to the world,

1

directly linking the country into Tata Communications’s global Tier 1 network. Neotel offers fresh thinking, a creative approach and flexible solutions for communications in South Africa.

About Tata Communications

Tata Communications, a member of the $62.5 billion Tata Group, is a leading global provider of a new world of communications. The emerging markets communications leader leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national and Indian enterprises, service providers and Indian consumers.

Tata Communications’ range of services include transmission, IP, converged voice, mobility, managed network connectivity, hosting and storage, managed security, managed collaboration and business transformation for global enterprises and service providers, as well as Internet, retail broadband and content services for Indian consumers. The Tata Global Network encompasses one of the most advanced and largest submarine cable networks, a Tier-1 IP network, with connectivity to more than 200 countries across 300 Pops, and more than 1 million square feet of data center and co-location facilities.

Tata Communications’ unique emerging market depth and breadth of reach includes a national fiber backbone network and access to network in over 60 cities and 125 Pops in India, strategic investments in South African converged services operator, Neotel, Sri Lanka and Nepal and, subject to fulfillment of conditions precedent, a 50% ownership in China Enterprise Communications (CEC) providing full country VPN coverage in China.

Servicing customers from its offices in over 80 cities in 40 countries, Tata Communications is the number one global international wholesale voice operator and number one provider of international long distance, enterprise data and Internet services in India, the Company was named “Best Wholesale Carrier” at the World Communications Awards in 2006, “Best Pan-Asian Wholesale Provider” at the 2006 and 2007 Capacity Magazine Global Wholesale Telecommunications Awards and was awarded “Best Progress in Emerging Markets” at the 2008 Mobile Communication Awards.

Tata Communications Limited along with its global subsidiaries, (Tata Communications), is listed on the Bombay Stock Exchange and the National Stock Exchange of India and its ADRs are listed on the New York Stock Exchange. (NYSE: TCL)

Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements, including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations, and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network; failure to develop new products and services that meet customer demands and generate acceptable margins; failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services; failure to stabilize or reduce the rate of price compression on certain of the company’s communications services; failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry; and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, updates or alters its forward-looking statements.

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Contacts:

Albi Modise	Lizelle Christison
Neotel	Fleishman-Hillard
+27 83 490 2871	+27 82 417 0417
Albi.modise@neotel.co.za	lizelle.christison@fleishman.co.za